UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Announces New Independent Member of Board of Directors and Audit Committee

São Paulo, April 16, 2018 – PagSeguro Digital Ltd. (NYSE: PAGS) announced that in a Board of Directors’ meeting held on April 13, 2018, Mr. Marcos de Barros Lisboa was appointed to the Board of Directors and, at the same meeting, elected to the Audit Committee. Mr. Lisboa is independent under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the listing standards of the New York Stock Exchange.

Mr. Lisboa has a Ph.D in Economics from the University of Pennsylvania. He was an assistant professor in the economics department at Stanford University from 1996 to 1998 and an assistant professor at the School of Economics of Getulio Vargas Foundation (Fundação Getulio Vargas) from 1998 to 2002. Since 2013, he has worked at Insper, a business, economics and engineering school, initially as vice-president and, since 2015, as president. From 2003 to 2005, Mr. Lisboa served as Secretary of Economic Policy for the Brazilian Federal Ministry of Finance. He also served as president of the Instituto de Resseguros do Brasil from 2005 to 2006 and, from 2006 to 2013, he worked at Itaú-Unibanco, where he served as vice-president from 2009 to 2013.

With Mr. Lisboa’s appointment, PagSeguro Digital Ltd.’s Board members are Luis Frias, Maria Judith de Brito, Eduardo Alcaro, Ricardo Dutra and the independent members Noemia Gushiken and Marcos de Barros Lisboa. The Audit Committee consists of three members, being the two independent Board members, Ms. Gushiken and Mr. Lisboa, and Mr. Alcaro, who serves as the president of the Audit Committee and also satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director